U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2002

                            ABITIBI-CONSOLIDATED INC.
                              1155 Metcalfe Street
                                    Suite 800
                                Montreal, Quebec
                                 Canada H3B 5H2
                    (Address of principal executive offices.)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F |_|         Form 40-F |X|.

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes |_|           No |X|.

      If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ABITIBI-CONSOLIDATED INC.


May 29, 2002                            /s/ Jacques Vachon
                                        ----------------------------------------
                                        By: Jacques Vachon
                                        Its: Senior Vice-President, Corporate
                                        Affairs and Secretary

                          FIRST QUARTER REPORT - 2002
                          THREE MONTHS ENDED MARCH 31






                          [ABITIBI CONSOLIDATED LOGO]

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

ABITIBI-CONSOLIDATED INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

$50 MILLION NET LOSS IN FIRST QUARTER
Abitibi-Consolidated Inc. reported a loss of $50 million in the first quarter ended March 31, 2002 compared to a $22 million loss in the same three months of 2001. On a per share basis, the Company recorded a loss of $0.11 for the first quarter of 2002 compared to $0.05 per share for the same period in 2001. The weighted average number of shares outstanding remained constant at 440 million for both periods.
     The additional $28 million loss compared to the same three months last year is mainly attributable to lower prices and sales volumes for all pulp and paper grades, and higher amortization expenses, partly offset by the negative impact, in the first quarter 2001, of the Canadian dollar weakening by 6% compared to the U.S. currency, in relation to the accounting change described below, higher lumber prices, and by another accounting change that took effect on January 1, 2002.
     The two accounting changes issued in 2001 by the Canadian Institute of Chartered Accountants (CICA), took effect January 1, 2002. The CICA issued recommendations intended to eliminate the deferral and amortization of unrealized translation gains and losses on foreign currency denominated monetary assets or liabilities that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current period. The recommendations must be adopted retroactively, with restatement. The pre-tax impact of this change is a charge of $3 million in the first quarter 2002 and $207 million in the same quarter of 2001. Secondly, the CICA issued a new handbook section that requires intangible assets with an indefinite life and goodwill to be tested annually for impairment. Consequently, goodwill and indefinite life intangible assets will no longer be amortized, which represented a charge of $10 million in the first quarter of 2001.

COST IMPROVEMENTS
Abitibi-Consolidated has set a target of reducing its costs in 2002 by $100 million compared to last year. All the Company's locations, including head office, have put in place cost improvement initiatives to reduce material usage and/or increase machine productivity. The Company expects to achieve its costs improvements to the $100 million level despite the negative effects of newsprint market conditions and the related downtime taken at its paper mills.

DIVIDENDS
On February 26, 2002, the Company's Board of Directors declared a dividend of $0.10 per share payable on April 1, 2002 to shareholders of record as at March 15, 2002.

OVERVIEW OF RESULTS
Net sales in the first quarter of 2002 amounted to $1,249 million compared to $1,728 million for the corresponding quarter of last year. Operating profit of $51 million for the first quarter 2002 was 4.1% of net sales, compared to $368 million or 21.3% of net sales for the first three months of 2001.
     The reduction in operating profit in the first quarter of 2002 over the corresponding quarter of 2001 resulted from lower selling prices for newsprint, value-added papers and market pulp, lower volume of sales due to downtime related to lower demand, and higher amortization expenses mainly due to the start-up of the Lufkin machine, partially offset by higher selling prices for lumber.

Operating profit per business segment for the three months ended March 31 was as follows:


                                       2002            2001
                                       ----            ----
                                     (in millions of dollars)
Newsprint                              (4)             267
Value-Added Groundwood
     Papers and Market Pulp            46              117
Lumber                                  9              (16)


Abitibi-Consolidated 2002                                                01

NEWSPRINT, VALUE-ADDED GROUNDWOOD PAPERS AND MARKET PULP, AND LUMBER

NEWSPRINT
The North American newsprint market was significantly impacted by lower advertising expenditures and conservation measures taken by newspaper publishers. Newsprint demand, as reported by Pulp and Paper Products Council
(PPPC) was down 12.4% in the first quarter of 2002 compared to the same period in 2001. At the end of March 2002, total producer and customer newsprint inventories were 202,000 metric tonnes lower than at the end of March 2001. U.S. Dailies stocks also fell from 49 days of supply at the end of March 2001 to 39 days of supply a year later.
     Shipments of newsprint by the Company in the first quarter of 2002 were 245,000 metric tonnes lower than in the first quarter of 2001. This decline is mainly due to 227,000 metric tonnes of market-related downtime taken in light of lower demand.
     Newsprint prices in North America fell an additional US$45 per metric tonne compared to the fourth quarter 2001. Prices in Europe for the 2002 contract year were set approximately 11% lower when compared with 2001. In other international markets, prices have also declined during the quarter.
     The Company does not expect a significant recovery in demand before the second half of 2002 and expects to take any market-related downtime needed to balance inventory and production with orders.
     Permanent shutdowns and capacity conversions taking place in North America, combined with the absence of any significant new capacity additions worldwide, are expected to allow the Company to benefit when general economic conditions improve.

VALUE-ADDED GROUNDWOOD PAPERS AND MARKET PULP
Demand for printing and writing papers has not been as severely affected by the US economy and advertising spending. According to the PPPC, demand for uncoated groundwood papers in North America was slightly up 1.1% in the first quarter of 2002 compared to the same period in 2001, while shipments dropped by 2%.
     Shipments of value-added papers grades by the Company totalled 388,000 metric tonnes in the first quarter of 2002, compared to 443,000 metric tonnes in the corresponding period of 2001. The reduction was partially attributable to the sale of the Wayagamack mill on May 8, 2001 and to 17,000 metric tonnes of maintenance and market-related downtime taken to better manage inventory levels.
     The Company's Equal Offset(TM) product continues to perform well in the market place, with the machine producing predominantly this grade had been sold-out in the first quarter. The product is now well established in the market place, with year-over-year first quarter sales increasing 75%.
     Abitibi-Consolidated's new paper machine at Lufkin, Texas, remains on track according to its start-up schedule. Sales into the glossy offset market continue to grow, and the Company is on-track in developing the higher gloss SCB grade.
     Global demand for Northern Bleached Softwood Kraft pulp (NBSK) started to improve at the end of the quarter and NORSCANinvento-ries stand at 1.695 million metric tonnes, or 224,000 metric tonnes lower than last year, with operating rates of 90% for the first quarter 2002.

LUMBER
On April 2, 2001, certain US industry and trade groups filed petitions with the U.S. Department of Commerce (USDOC) and the U.S. International Trade Commission (USITC) for the imposition of anti-dumping and countervailing duties on Softwood Lumber imported from Canada.
     In response to the petitions, the USITC instituted a preliminary injury investigation and the USDOC instituted anti-dumping and countervailing duty investigations. On May 16, 2001, the USITC determined that there is reasonable


 02                                              Abitibi-Consolidated 2002
indication that an industry in the United States is threatened with material injury by reason of imports from Canada of softwood lumber, that are alleged to be subsidized and sold in the United States at less than fair value. On August 9, 2001, the USDOC issued its preliminary affirmative determination that countervailable subsidies are being provided to producers and exporters of certain softwood lumber products from Canada and the USDOC imposed a preliminary duty rate of 19.31% to be posted by cash deposits or bonds on the net sales amount of softwood lumber to the U.S. on or after August 17, 2001. The USDOC also determined that there was a reasonable basis to believe that the conditions of Critical Circumstances were met. In accordance with U.S. law, the Company has posted bonds to secure the duty assessed in respect of the Company's net sales to the U.S. of softwood lumber from August 17, 2001 to December 15, 2001.
     On October 31, 2001, the USDOC issued its preliminary affirmative determination in its anti-dumping Case that the Company is selling softwood lumber products in the U.S. below cost or below prices received in Canada and the USDOC imposed a preliminary duty rate of 13.64% to be posted by cash deposits or bonds on the net amount of softwood lumber to the United States. The USDOC also determined that there was no reasonable basis to believe that the conditions of Critical Circumstances were met. In accordance with U.S. law, the Company has posted bonds to secure the duty assessed in respect of the Company's net sales to the U.S. of softwood lumber from November 6, 2001 to March 31, 2002.
     On March 22, 2002, the USDOC issued its final determinations and imposed countervailing duty of 19.34% and Company specific anti-dumping duty of 14.6% on Canadian softwood lumber imports. The USDOC also determined that there was no condition of Critical Circumstances. In accordance with U.S. law, the Company will post bonds to secure the anti-dumping duty assessed in respect of the Company's net sales of softwood lumber to the U.S. from April 2, 2002 until May 5, 2002.
     Notwithstanding the preliminary and final rates established in the investigations, the final liability for the assessment of both duties will not be determined until USITC rules in May on whether or not the U.S. lumber industry has suffered injury. The Company will vigorously defend itself against what it believes are unfair and inequitable determinations through the formal litigation process with the WTO and NAFTA, but will continue to support Canada's engagement in negotiations.
     For accounting purposes, the Company has provided for a pre-tax amount of $14 million in its financial statements for the first quarter of 2002 representing the preliminary anti-dumping rate determined by the USDOC of 13.64%. Any adjustments to the financial statements resulting from a change in the final countervailing duty or anti-dumping rate will be made prospectively. On a quarterly basis, the after-tax impact of every 1% increase or decrease in countervailing or anti-dumping tariffs represents $0.6 to $0.7 million.
     Sales volume in the first quarter of 2002 totalled 452 million board feet measure (MBf) compared to 433 MBf for the same period in 2001. Lumber prices rose, depending on the product, from 10% to 20% during the first quarter 2002 compared to the fourth quarter of 2001, reflecting the strong housing starts in United States and the market uncertainty due to the lumber dispute. Average mill nets for the first quarter of 2002 were 23% higher than in the same quarter in 2001.
     Housing starts in the US remained strong at 1.65 million units in the first quarter of 2002, mainly due to low interest rates and favorable weather conditions. The Company believes that stability will return to the lumber market once the trade dispute is resolved.

OTHER SIGNIFICANT EVENTS
Abitibi-Consolidated is pursuing efforts to sell the Port-Alfred, Quebec, newsprint mill in accordance with its agreement with the

Abitibi-Consolidated 2002                                   0 3

Canadian Competition Bureau. However, there can be no guarantee that a sale will be completed.
     The Company entered into a partnership with Fortis Inc. to develop further the hydroelectric potential in Newfoundland. The construction project to increase hydroelectric production on the Exploits river is on schedule. Additional energy produced will be sold to Newfoundland and Labrador Hydro. Abitibi-Consolidated holds a 49% interest in the partnership.

FINANCIAL POSITION AND LIQUIDITY
Cash used by operating activities totalled $201 million, or $0.46 per share for the first quarter ended March 31, 2002 compared to cash generated of $142 million or $0.32 per share in the corresponding period of 2001. The negative variation of $343 million in cash flows from operating activities is mainly due to the reduction in operating profit and the increase in non-cash operating working capital.
     Capital expenditures were $55 million for the three-month period ended March 31, 2002 compared to $121 million in the corresponding period last year. The reduction is attributable to the completion of the Texas modernization program in August 2001. The Company expects to meet its objective to keep capital expenditures below $300 million in 2002.
     Total long-term debt amounted to $6,250 million for a ratio of net debt to total capitalization of 0.677, as at March 31, 2002, compared to $6,058 million (a long-term debt ratio of 0.658 on December 31, 2001). The increase of $192 million is mainly due to the seasonal increase in non-cash operating working capital. Going forward, the Company remains committed to apply free cash flows to the reduction of long-term debt.

 0 4                                             Abitibi-Consolidated 2002

ABITIBI-CONSOLIDATED INC.
CONSOLIDATED STATEMENT OF EARNINGS


                                                                                    THREE MONTHS ENDED
                                                                         --------------------------------------
                                                                         MARCH 31                      March 31
(unaudited)                                                                  2002                          2001
(in millions of Canadian dollars, except per share amounts)                     $                             $
---------------------------------------------------------------------------------------------------------------
Net sales                                                                   1,249                         1,728
---------------------------------------------------------------------------------------------------------------
Cost of products sold                                                         989                         1,163
Selling, general and administrative expenses                                   44                            43
Amortization                                                                  165                           154
---------------------------------------------------------------------------------------------------------------
Operating profit                                                               51                           368

Interest on long-term debt                                                    117                           122
Loss on translation of foreign currencies                                       3                           207
Other expenses                                                                  5                             9
---------------------------------------------------------------------------------------------------------------
Earnings (loss) before the following items                                    (74)                           30

Income tax expense (recovery)                                                 (26)                           34
Non-controlling interests                                                       2                             8
---------------------------------------------------------------------------------------------------------------
Loss before goodwill amortization                                             (50)                          (12)

Goodwill amortization                                                           -                            10
---------------------------------------------------------------------------------------------------------------
Loss for the period                                                           (50)                          (22)
===============================================================================================================

Loss per share (note 3)
     Before goodwill amortization                                           (0.11)                        (0.03)
     Loss                                                                   (0.11)                        (0.05)
===============================================================================================================
Weighted average number of common
   shares outstanding (in millions)                                           440                           440
===============================================================================================================
Common shares outstanding at end
   of period (in millions)                                                    440                           440
===============================================================================================================


CONSOLIDATED STATEMENT OF DEFICIT


                                                                                    THREE MONTHS ENDED
                                                                         --------------------------------------
                                                                         MARCH 31                      March 31
(unaudited)                                                                  2002                          2001
(in millions of Canadian dollars)                                               $                             $
---------------------------------------------------------------------------------------------------------------
Deficit, beginning of period                                                 (580)                         (510)
Loss for the period                                                           (50)                          (22)
Dividends declared                                                            (44)                          (44)
---------------------------------------------------------------------------------------------------------------
Deficit, end of period                                                       (674)                         (576)
===============================================================================================================


Abitibi-Consolidated 2002                                   0 5

ABITIBI-CONSOLIDATED INC.
CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                    THREE MONTHS ENDED
                                                                         --------------------------------------
                                                                         MARCH 31                      March 31
(unaudited)                                                                  2002                          2001
(in millions of Canadian dollars, except per share amounts)                     $                             $
---------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss                                                                          (50)                          (22)
Amortization                                                                  165                           164
Future income taxes                                                           (36)                           11
Loss on translation of foreign currencies                                       2                           203
Non-controlling interests                                                       2                             8
Other non-cash items                                                          (16)                           (6)
---------------------------------------------------------------------------------------------------------------
                                                                               67                           358
Change in non-cash operating working capital components                      (263)                         (216)
---------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                                         (196)                          142
---------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Increase in long-term debt                                                    250                           136
Repayment of long-term debt                                                   (64)                         (182)
Dividends paid to shareholders                                                (44)                          (44)
Dividends paid to non-controlling shareholders of subsidiary companies          -                            (6)
---------------------------------------------------------------------------------------------------------------
Cash flows from financing activities                                          142                           (96)
---------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Additions to fixed assets                                                     (59)                         (121)
Other                                                                          (9)                          (11)
---------------------------------------------------------------------------------------------------------------
Cash flows from investing activities                                          (68)                         (132)
---------------------------------------------------------------------------------------------------------------
Decrease in cash and cash equivalents during the period                      (122)                          (86)
Cash and cash equivalents, beginning of period                                208                           123
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                       86                            37
===============================================================================================================

Cash flows from operating activities per share                              (0.45)                         0.32
===============================================================================================================

     Components of the changes in non-cash operating working capital
          Accounts receivable                                                (120)                          (32)
          Inventories                                                         (37)                          (86)
          Prepaid expenses                                                    (19)                          (21)
          Accounts payable and accrued liabilities                            (87)                          (77)
                                                                              ---------------------------------
                                                                             (263)                         (216)
                                                                              ---------------------------------
     Cash outflows (inflows) during the period related to
          Interest on long-term debt                                          138                           155
          Income taxes                                                         15                            (5)
                                                                              ---------------------------------
                                                                              153                           150
                                                                              ---------------------------------

 0 6                                             Abitibi-Consolidated 2002

ABITIBI-CONSOLIDATED INC.
CONSOLIDATED BALANCE SHEET

                                                                         MARCH 31                   December 31
(unaudited)                                                                  2002                          2001
(in millions of Canadian dollars)                                               $                             $
---------------------------------------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS
Cash and short-term investments                                                86                           208
Accounts receivable                                                           622                           506
Inventories                                                                   910                           874
Prepaid expenses                                                               71                            52
---------------------------------------------------------------------------------------------------------------
                                                                            1,689                         1,640

Fixed assets                                                                7,463                         7,588
Intangible assets                                                             562                           566
Other assets                                                                  165                           155
Goodwill                                                                    1,420                         1,420
---------------------------------------------------------------------------------------------------------------
                                                                           11,299                        11,369
===============================================================================================================

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities                                    1,060                         1,166
Long-term debt due within one year                                            391                           249
---------------------------------------------------------------------------------------------------------------
                                                                            1,451                         1,415


Long-term debt                                                              5,859                         5,809
Employee future benefits                                                      191                           209
Future income taxes                                                           854                           896
Non-controlling interests                                                      70                            69

SHAREHOLDERS' EQUITY
Capital stock                                                               3,520                         3,520
Contributed surplus                                                            14                            14
Deficit                                                                      (674)                         (580)
Foreign currency translation adjustment                                        14                            17
---------------------------------------------------------------------------------------------------------------
                                                                            2,874                         2,971
---------------------------------------------------------------------------------------------------------------
                                                                           11,299                        11,369
===============================================================================================================

Abitibi-Consolidated 2002                                   0 7

ABITIBI-CONSOLIDATED INC.
CONSOLIDATED BUSINESS SEGMENTS

(unaudited)
(in millions of Canadian dollars)

                                                           Net                          Operating      Additions to     Sales
                                                         sales      Amortization     profit (loss)     fixed assets    Volume
THREE MONTHS ENDED MARCH 31, 2002                            $                 $                $                 $
---------------------------------------------------------------------------------------------------------------------------------
Newsprint                                                  667               105               (4)               46     1,026  (a)
Value-added groundwood papers and market pulp              412                48               46                 8       475  (a)
Lumber                                                     170                12                9                 5       452  (b)
---------------------------------------------------------------------------------------------------------------------------------
                                                         1,249               165               51                59
=================================================================================================================================

                                                           Net                          Operating      Additions to     Sales
                                                         sales      Amortization     profit (loss)     fixed assets    Volume
THREE MONTHS ENDED MARCH 31, 2001                            $                 $                $                 $
---------------------------------------------------------------------------------------------------------------------------------
Newsprint                                                1,063               102              267                26     1,271  (a)
Value-added groundwood papers and market pulp              532                38              117                90       545  (a)
Lumber                                                     133                14              (16)                5       433  (b)
---------------------------------------------------------------------------------------------------------------------------------
                                                         1,728               154              368               121
=================================================================================================================================

     (a) in thousands of tonnes
     (b) in millions of board feet

                                                                         MARCH 31                   December 31
                                                                             2002                          2001
TOTAL ASSETS                                                                    $                             $
---------------------------------------------------------------------------------------------------------------
Newsprint                                                                   7,433                         7,460
Value-added groundwood papers and market pulp                               2,998                         3,018
Lumber                                                                        868                           891
---------------------------------------------------------------------------------------------------------------
                                                                           11,299                        11,369
===============================================================================================================

 0 8                                             Abitibi-Consolidated 2002

ABITIBI-CONSOLIDATED INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   These consolidated financial statements of Abitibi-Consolidated Inc. are expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles.
        These consolidated financial statements are prepared using the same accounting principles and application thereof as the financial statements for the year ended December 31, 2001, except for the following:

a) GOODWILL
   Effective January 1, 2002, the Company adopted the new recommendations of
   Section 3062 of the Canadian Institute of Chartered Accountants Handbook (the "Handbook") with regards to goodwill and intangible assets and accordingly, goodwill is no longer amortized to earnings, but periodically tested for impairment. Upon adoption of these new recommendations, goodwill must be tested for impairment as of the beginning of the current year. This will be completed by the end of the second quarter of 2002. Any reduction would be recorded against opening deficit as of January 1, 2002, without restatement of prior years.

b) TRANSLATION OF FOREIGN CURRENCIES
   Effective January 1, 2002, the Company adopted retroactively with restatement the new recommendations of Section 1650 of the Handbook with respect to foreign currency translation and accordingly, eliminated the deferral and amortization of unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the period. As a result of these recommendations, "Other assets" decreased by $338 million, future income taxes decreased by $44 million, and deficit increased by $294 million as of December 31, 2001. The restatement of prior period earnings resulted in a decrease in net earnings of $154 million for the quarter ended March 31, 2001.

c) STOCK-BASED COMPENSATION PLANS
   Effective January 1, 2002, the Handbook established new recommendations on stock-based compensations and other stock-based payments. The Company has chosen to continue using the intrinsic value method to record the stock options granted to employees and therefore, the new recommendations have had no effect on the balance sheet and the net earnings of the Company. The Company has presented the required disclosures when using the intrinsic value in note 2 to these interim financial statements.
        All expenses related to the other stock-based compensation plans are recorded to earnings when incurred.

d) INTANGIBLE ASSETS
   Intangible assets are recorded at cost. Amortization is provided using the straight-line method over the productive lives of the intangible assets, which generally are 40 years.

The adoption of these new recommendations had no effect on the cash flows of the Company.

2. STOCK-BASED COMPENSATION PLANS

a) EMPLOYEE SHARE OWNERSHIP PLAN
   On January 1, 2002, the Company introduced a stock ownership plan for its non-unionized employees, including senior executives. Under this plan, participants may contribute, through payroll deduction, up to $3,000 annually. On January 31 of each year provided certain conditions are met, the Company will contribute an additionnal amount equal to 33% of the total contribution made by each participant during the preceding year. These shares will be purchased on the open market.

Abitibi-Consolidated 2002                                   0 9

b) PERFORMANCE SHARE UNITS PLAN
   The Company has established a performance share unit (PSU) plan for designated senior executives, which places an emphasis on pay for performance. Performance is measured on the basis of an annualized rate of return over a three-year performance period. It is based on a total shareholder return (TSR), which reflects share price appreciation and dividends paid for the period. PSUs are earned on the basis of Company's TSR ranking measured against the TSR of comparable companies. Payments to executives are based on the number of PSUs earned multiplied by the market value of the Company's common shares at the end of the three-year performance period. At the employee's discretion, payment may be made entirely in common shares purchased on the open market or 50% in common shares and 50% in cash. During the quarter, the Company granted 153,526 PSUs bringing the total oustanding to 271,811. As at March 31, 2002, there was no significant amount payable under this plan.

c) EXECUTIVE DEFERRED SHARE UNITS PLAN
   The Company has established a deferred share unit plan for designated senior executives. Under the terms of this plan, senior executives can elect to have a portion of their annual incentive remuneration paid to them in the form of deferred share units (DSU). Each DSU is equivalent in value to a common share of the Company and is notionally credited with dividends when shareholders receive dividends from the Company. A DSU is paid to an executive upon termination of employment and is payable in the form of either cash or common shares of the Company, which are purchased on the open market. As at March 31, 2002, 178,045 DSUs are outstanding.

 1 0                                             Abitibi-Consolidated 2002

d) STOCK OPTION PLAN
   The Company has a stock option plan for eligible employees and non-employee directors of the Company, under which common shares of the Company may be purchased at a price equal to the market price of the common shares at the date of granting of the option. The right to exercise the options generally vests over a period of four years of continuous employment, or immediately for non-employee directors, and are exercisable for a period not to exceed 10 years from the date of the grant. Under these plans, a maximum of 12,950,000 stock options may be granted. During the first quarter, the Company granted 2,205,370 stock options at an exercise price of $13.32.
        In accordance with Section 3870 of the Handbook and using the straight-line method, the following pro forma disclosures present the effect on income had the fair value-based method been chosen.

                                                                                      THREE MONTHS ENDED
                                                                                          MARCH 31, 2002
                                                                                          --------------
(IN MILLIONS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)

Loss
     As reported                                                                                     (50)
     Pro forma                                                                                       (50)

Loss per share
     As reported                                                                                   (0.11)
     Pro forma                                                                                     (0.11)

The fair value of each option granted was estimated on the date of grant using the Black & Scholes option-pricing model with the following assumptions:

Assumptions
     Dividend yield                                                                                  3.0%
     Volatility                                                                                     29.9%
     Risk-free interest rate                                                                         5.2%
     Expected option lives (in years)                                                                5.9

Weighted average fair value of each option ($/option)                                               5.32


3. LOSS PER SHARE
   The exercise of stock options would have had a no dilutive effect on the loss per share.

4. COMPARATIVE FIGURES
   Certain comparative figures presented in the financial statements have been reclassified to conform to the current period presentation.

Abitibi-Consolidated 2002                                   1 1

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